

U.S. Securities and Exchange Commission
Division of Investment Management

April 2, 2025

VIA E-mail

Paulita A. Pike, Esq.
Rita Rubin, Esq.
Elizabeth Madsen, Esq.
Ropes & Gray LLP
191 North Wacker Drive, 32nd Floor
Chicago, Illinois 60606

> **Re**: **Calamos Dynamic Convertible and Income Fund**
> Initial Registration Statement on Form N-2
> File Nos. 333-285521, 811-22949

Dear Mses. Pike, Rubin and Madsen:

On March 3, 2025, you filed an initial registration statement on Form N-2 on behalf of Calamos Dynamic Convertible and Income Fund (the "Fund"), under the Securities Act of 1933 (the "Securities Act") and the Investment Company Act of 1940 (the "Company Act"). We have reviewed the registration statement and have provided our comments below. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement, and all references to Item(s) and Guide(s) are to Form N-2.

General

1. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

2. We note that many portions of your filing are incomplete or to be updated by amendment. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment, such as the Fund's organizational documents.

3. Please supplementally advise us if you have submitted or expect to submit any exemptive application or no-action requests in connection with your registration statement, including with respect to co-investment relief.

4. Please confirm in your response letter that FINRA has reviewed the proposed underwriting terms and arrangements for the transactions described in the registration statement, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among the Fund, the underwriters, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.

5. Staff notes that the registration statement states the intent to forward incorporate by reference the most recent annual reports, but the Fund's Form N-CSR filings do not consistently include an auditor's consent (*e.g.*, the Fund filed a consent with its prior year Form N-CSR (12/29/2023) but omitted to attach a consent to its Form N-CSR filing dated 12/27/2024)). Please confirm the intent to incorporate the annual reports by reference and, if applicable, please amend and refile Form N-CSR with an appropriate consent.

6. Please explain supplementally why the Fund is no longer a well-known seasoned issuer and when it no longer qualified as such. Please also explain supplementally whether the Fund has offered and sold its securities in the last twelve months.

7. Please confirm supplementally that the underwriter has no arrangement with the Fund, such as an over-allotment option, under which the underwriter may purchase additional shares in connection with the offering. *See* Item 2.2. If the Fund or the underwriter has, or is considering, a plan to repurchase the Fund's shares, please describe the specifics, including as to price determination and timing of the repurchases.

Cover Page

8. Please add to the bolded risks on page 1, a specific cross reference to the prospectus discussion of risks associated with a leveraged capital structure. *See* Item 1.1.j and Guide 6.

Prospectus

Prospectus Summary

Use of Proceeds

9. We note disclosure that "[w]e currently intend to use the net proceeds from the sale of our securities primarily to invest in accordance with our investment objective and policies within approximately three months of receipt of such proceeds. Such investments may be delayed if suitable investments are unavailable at the Fund time or for other reasons." Please disclose what the "other reasons" are, and confirm supplementally that any delay will not take more than six months.

Dividends and Distributions on Common Shares

10. Please clarify that the following disclosure is applicable to investors who invest in the Fund through a broker or nominee: "Since investors can participate in the automatic dividend reinvestment plan only if their broker or nominee participates in our plan, you should contact your broker or nominee to confirm that you are eligible to participate in the plan."

Investment Policies

11. The "Loans" disclosure indicates that the Fund will engage in origination activities. Please describe the Fund's or affiliated parties' experience with originating loans. Please clearly explain the extent to which the Fund intends to engage in origination activities and briefly describe the loan selection process in the Fund's investment strategy disclosure. Please clarify whether the Fund intends to originate whole loans to retain within the Fund, intends to syndicate such loans, intends to invest itself in syndicated loans, or all of the above. Furthermore, where appropriate, please add applicable disclosure addressing:

    a. Any limits on loan origination by the Fund, including a description of any limits imposed by the Fund's fundamental restrictions and related interpretations including with respect to making loans;

    b. The loan selection process, including maturity and duration of individual loans and any limits on the amount of loans the Fund may originate to issuers in the same industry;

    c. The underwriting standards for these loans;

    d. Whether the Fund will be involved in servicing the loans, and if so, a description of its servicing obligations; and

    e. If the Fund expects to originate subprime loans, the extent to which the Fund expects to do so and any unique risks.

We may have additional comments after reviewing your responses.

12. Please add to the disclosure about investing in foreign securities, that the Fund's investments may be denominated in foreign currencies, per the principal risk disclosure.

13. Please summarize in this section all principal investment strategies disclosed under the later section "Principal Investment Strategies" (*e.g.*, all options discussed therein such as put options, US Government securities, zero-coupon securities, repurchase agreements, and other investment companies).

Fund Risks

14. Under "*Limited Term Risk*," and throughout the registration statement, the disclosure references the "Eligible Tender Offer" and "Dissolution Date," but such terms are not defined anywhere in the registration statement (we note that "Termination Date" is defined and used throughout). Please add their definitions and describe them under "*Limited Term Structure*" under "*Investment Policies*," where the limited term is first discussed, or delete these terms if inapplicable. Also, in each place where the Dissolution Date/Termination Date is disclosed, please add that the date is subject to extension and/or perpetual existence (see next comment).

15. We note that "*Limited Term Structure*" states that "[a]n amendment to the limited term provision of the Fund's Declaration of Trust requires approval by a majority of the Fund's outstanding voting securities"; yet "*Limited Term Risk*," states that "[f]ollowing the completion of the Eligible Tender Offer in which the number of tendered Shares would result in the Fund's net assets totaling greater than the Dissolution Threshold, the Board may eliminate the Dissolution Date upon the affirmative vote of a majority of the Board *and without a Shareholder vote*. Thereafter, the Fund will have a perpetual existence" (italics added). Please explain how these disclosures work together.

16. Please address why "*Limited Term Risk*" refers to an initial investment of $20, whereas the "*Limited Term Structure*" disclosure refers to a final distribution of $25.

17. Please specify, under "*Sector Risks*," "*Investment Strategy,*" and "*Geographic Concentration,*" whether the Fund's investments will be concentrated in any particular sector or particular country or geographic region, and add applicable risks.

Investment Objective and Principal Investment Strategies

Principal Investment Strategies

18. The Fund has disclosed as principal risks, certain investments that are not also described as principal investment strategies (*e.g.*, covenant-lite loans and short sales). Please add all investments identified as principal risks to the principal investment strategy disclosure, if accurate, or tailor the principal risks to reflect that the risk is non-principal.

Risks

19. Please revise the risk factors throughout, as applicable, to reflect the current regulatory environment (*e.g.*, please update the discussion of the "evolving" Dodd-Frank Act regulations). Also, given the Fund's reference under "Regulatory Risk" to limited derivatives users under rule 18f-4, please clarify whether the Fund will be a limited derivatives user. If not, please consider whether this disclosure is necessary.

Leverage

20. Please describe the material terms of the agreement between Kroll Bond Rating Agency LLC (the rating agency for the Fund's MRP Shares) and the Fund.

Closed-End Fund Structure

21. We note disclosure in this section suggesting the Board may consider converting the Fund to an open-end mutual fund. Please describe the factors that the Fund's Board will consider in determining whether to propose a conversion to an open-end mutual fund. Please also disclose the risks of an investment in an open-end fund (*e.g.*, because a shareholder of an open-end investment company may present his or her shares for redemption at any time, and payment must be made within seven days of presentation at their net asset value, conversion to open-end status may require changes in the management of the Fund's portfolio in order to meet the liquidity requirements applicable to open-end funds; because portfolio securities may have to be liquidated to meet redemptions, conversion could affect the Fund's ability to meet its investment objective or to use investment policies and techniques that are more appropriate for a fixed portfolio than one subject to constant demands for redemption and inflows of cash). Please also disclose whether the Fund contemplates charging sales or redemption fees upon conversion to an open-end fund and whether redemptions will be made in cash or securities. If the Fund, after conversion, intends to retain the option of meeting redemptions with portfolio securities, the costs and risks imposed on the redeeming shareholders of receiving such securities should be discussed. *See* Guide 4.

Automatic Dividend Reinvestment Plan

22. Please disclose the treatment of partial shares.

Certain Provisions of the Agreement and Declaration of Trust and By-Laws, Including Antitakeover Provisions

23. Section 11 of the Fund's Declaration of Trust states that shareholders must make a pre-suit demand in order to bring a derivative action, and that the Board is given a reasonable amount of time to consider and investigate the request. Please disclose these provisions in an appropriate location in the prospectus.

24. Section 11 of the Declaration of Trust also states: "[u]nless a demand is not required under paragraph (a) of this Section 11, Shareholders eligible to bring such derivative action under

the Delaware Act who hold at least 10% of the Outstanding Shares of the Trust, or 10% of the Outstanding Shares of the Series or Class to which such action relates, shall join in the request for the Trustees to commence such action;" and the shareholder making a pre-suit demand on the Board undertakes to reimburse the Fund for the expense of any advisors the Board hires in its investigation of the demand in the event that the Board determines not to bring the action. Please disclose in an appropriate location in the prospectus these provisions and that these provisions do not apply to claims arising under the federal securities laws.

25. We note the exclusive state forum provisions of the Fund's Amendment No. 1 to the Bylaws (Article 12). Please disclose in an appropriate location in the prospectus the provisions, that the provisions do not apply to claims arising under the federal securities laws, and corresponding risks of such provisions even as to non-federal securities law claims (*e.g.*, that shareholders may have to bring suit in an inconvenient and less favorable forum).

26. We note the Bylaws provide the following (Article 12): "Furthermore, except to the extent prohibited by any provision of the Delaware Statutory Trust Act or the Declaration of Trust, if any Shareholder shall initiate or assert a Foreign Action without the written consent of the Trust, then each such Shareholder shall be obligated jointly and severally to reimburse the Trust and any officer or Trustee of the Trust made a party to such proceeding for all fees, costs and expenses of every kind and description (including, but not limited to, all reasonable attorneys' fees and other litigation expenses) that the parties may incur in connection with any successful motion to dismiss, stay or transfer such Foreign Action based upon non-compliance with this Article 12." Please disclose in an appropriate location in the prospectus this provision and that this provision does not apply to claims arising under the federal securities laws.

27. Please explain supplementally how the Fund's provision for shareholder proposals other than nominations of persons for election as a Trustee (Section 3.8(a)(1) of the Fund's Bylaws and the corresponding disclosures in the prospectus), is consistent with Rule 14a-8 under the Securities Exchange Act of 1934. We may have more comments based on your response.

28. Please remove from the prospectus the following disclosure and/or revise the disclosure so it does not qualify the summary: "The foregoing is intended only as a summary and is qualified in its entirety by reference to the full text of the Fund's Agreement and Declaration of Trust and By-Laws, both of which have been filed as exhibits to the Fund's registration statement on file with the SEC."

Plan of Distribution

29. We note the disclosure that the Fund may engage in share repurchases in furtherance of price stabilization. Please disclose whether there is a specific plan in mind and, if so, what are the specifics.

Form of Prospectus Supplements

30. Please make the bolded disclosure on the cover consistent with the bolded disclosure on the cover of Prospectus (*e.g.*, add a reference to "junk bonds"), and incorporate all comments from the Prospectus into the Prospectus Supplements, to the extent applicable.

31. Please provide the Statement of Preferences of Preferred Shares (the "Statement"), which is stated to be attached as Appendix to the statement of additional information.

Statement of Additional Information (SAI)

Investment Objectives and Policies

32. Under "*Foreign Securities*", please consider whether the following clause is accurate given the Fund's principal investments in emerging markets securities: "Although the Fund intends primarily to invest in companies and government securities of countries having stable political environments…"

Closing

        A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

        We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

        Should you have any questions regarding this letter, please contact me at (202) 551-8645.

        Sincerely,

        /s/ Emily Rowland
        Emily Rowland

cc: Matthew Williams, Branch Chief, Securities and Exchange Commission
       Andrea Ottomanelli Magovern, Assistant Director, Securities and Exchange Commission
       John P. Calamos, Sr., Calamos Dynamic Convertible and Income Fund
       Erik D. Ojala, Esq., Calamos Dynamic Convertible and Income Fund
       Susan Schoenberger, Esq., Calamos Dynamic Convertible and Income Fund